Exhibit 99.1

China Hydroelectric Corporation Announces Results for the Fourth Quarter and Full Year 2013

Beijing, April 21, 2014— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its unaudited financial results for the fourth quarter and twelve months ended December 31, 2013.

For the fourth quarter of 2013, revenues from continuing operations (net of value-added tax) declined by 18.5% year over year to $10.1 million, due to a 16.6% decline in electricity sold. We recorded a net loss attributable to China Hydroelectric shareholders from continuing operations of $5.1 million for the fourth quarter of 2013, compared to a $9.2 million loss for the same period of 2012. This improvement is partially attributable to a $2.9 million decrease in general and administrative expenses.

Revenues from continuing operations (net of value-added tax) for the full year 2013 declined by 12.8% year over year to $74.5 million, due to a 13.2% decline in electricity sold. We recorded a net loss attributable to China Hydroelectric shareholders from continuing operations of $2.2 million for the full year 2013, compared to a $5.2 million loss for the full year 2012. This improvement is partially attributable to a $7.0 million decrease in general and administrative expenses over that period.

“The Company’s management team has continued to mitigate the impact of lower precipitation in 2013 with effective cost reductions, reduced third party borrowings, and a drawdown of new long-term bank borrowings,” stated Mr. Amit Gupta, Chairman of China Hydroelectric.

“Weather conditions in Zhejiang and Fujian provinces, two of our three main operating regions, experienced an improvement during the fourth quarter, but recorded overall precipitation levels that were slightly below long-term averages for the full year 2013. Precipitation in Yunnan province improved slightly in Q4 2013 from the same period in 2012 but remained well below long-term average,” stated Dr. You-Su Lin, interim Chief Executive Officer of China Hydroelectric. “As announced in the previous quarter, we have taken an asset impairment loss as a result of the flood damaged Liyuan project in Sichuan province. The management team has been actively working with the insurance company for reimbursement of the damage, but assessment of the loss is still currently on-going. Going forward, we are pleased to report we have received a tariff increase in Yunnan for electricity sold to the provincial grid companies.” Dr. Lin added.

Operating Highlights

Precipitation in the fourth quarter of 2013 was approximately 36% above the long-term average, due to favorable conditions in two of the three main provinces in which the Company operates. Precipitation in the fourth quarter of 2012 was 52% above the long-term average. Due to less precipitation, electricity sold in the fourth quarter of 2013 declined approximately 16.6% when compared to the fourth quarter of 2012. The reduced rainfall resulted in a utilization rate of 21.1% in the fourth quarter of 2013, compared to 24.7% in the fourth quarter of 2012.

Precipitation for the full year 2013 was approximately 8% below the long-term average, due to lower precipitation levels in all three of the main provinces in which the Company operates. Due to less precipitation, electricity sold for the full year 2013 declined approximately 13.2% when compared to the full year 2012. The reduced rainfall resulted in a utilization rate of 34.0% for the full year 2013, compared to 39.2% for the full year 2012.

The following table presents precipitation levels for the Company’s three main operating regions as a percentage of historical long term average for the periods indicated.

Precipitation — Percentage of Long-Term Average *…

Province	Q4 2013	Q4 2012	Fiscal 2013	Fiscal 2012	Fiscal 2011
Zhejiang	173%	168%	96%	134%	70%
Fujian	170%	211%	93%	128%	62%
Yunnan	68%	65%	86%	87%	86%
Total Company	136%	152%	92%	121%	84%

*Source: Data collected by the Company and by provincial and national meteorological recording stations

…The Company refined collection of precipitation data in 2013 and believes refined collections are more representative of actual historical experience.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, average effective utilization rate, per ADS data and percentages):

Summary Data	Q4 2013	Q4 2012	% Change	YTD(4) 2013	YTD(4) 2012	% Change
Continuing Operations
Electricity sold (millions kWh)	235.2	282.1	-17%	1,534.3	1,768.0	-13%
Effective tariff (RMB/kWh)	0.28	0.29	-3%	0.33	0.33	0.0%
Average effective utilization rate	21.1%	24.7%	-15%	34.0%	39.2%	-13%
Revenues	10.1	12.4	-19%	74.5	85.4	-13%
Gross profit	0.3	2.7	-89%	39.2	49.6	-21%
Adjusted EBITDA (1)	3.0	3.5	-14%	49.9	53.8	-7%
GAAP net loss	(5.1)	(9.2)	-44%	(2.2)	(5.2)	-58%
GAAP net loss per ADS (3)	(0.09)	(0.17)	-47%	(0.03)	(0.09)	-66%
Non-GAAP net (loss)/income (2)	(5.5)	(8.3)	-34%	0.7	(3.8)	-118%
Non-GAAP net (loss)/income per ADS (2,3)	(0.09)	(0.15)	-41%	0.00	(0.07)	-100%
Net income from discontinued operations	—	1.1	-100%	—	3.9	-100%

(1)           See “Net (loss) /income to adjusted EBITDA reconciliation” below

(2)           See “GAAP net loss to non-GAAP net (loss) /income  reconciliation” below

(3)           Per ADS data is representative of basic and diluted ADS

(4)           “YTD” refers to the twelve months ended December 31.

Precipitation levels are one of the principal factors affecting the Company’s revenues, profitability and cash generated by operations. Other important factors include, but are not limited to: consistency of precipitation; upstream reservoir conditions; the cascading effects of multiple hydroelectric power projects on a single waterway; and upstream precipitation levels in the Company’s river basins. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter.

Fourth Quarter Ended December 31, 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations for the fourth quarter of 2013 were $10.1 million, a decrease of 18.5%, or $2.3 million, from $12.4 million for the fourth quarter of 2012. As previously noted, the decrease was principally due to reduced electricity sales. The lower electricity sales primarily resulted from significantly lower precipitation levels in Fujian province, as compared to the fourth quarter of 2012.

The Company sold 235.2 million kWh from continuing operations in the fourth quarter of 2013, a decrease of 46.9 million kWh, or 16.6%, from the 282.1 million kWh sold in the fourth quarter of 2012. The effective tariff for the fourth quarter of 2013 was RMB 0.28/kWh, a decrease of 3.4% from 0.29/kWh in the fourth quarter of 2012.

Cost of Revenues

Cost of revenues from continuing operations for the fourth quarter of 2013 was $9.7 million, an increase of $0.1 million or 1.0% from the fourth quarter of 2012, mainly due to an increase of labor costs of $0.2 million, offset by lower variable costs as a result of less favorable rainfall, compared with the same period of the prior year.

Gross Profit and Margin

Gross profit from continuing operations for the fourth quarter of 2013 decreased by 88.9% to $0.3 million, from $2.7 million in the prior-year period. Gross margin for the fourth quarter of 2013 decreased to 3% compared to 22% in the same period of 2012, primarily due to decreased revenues and the fixed nature of certain expenditures included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the fourth quarter of 2013 decreased 45% to $3.5 million from $6.4 million for the fourth quarter of 2012. The decrease was primarily due to the closure of the U.S. office, one-time expenses in the fourth quarter of 2012 related to the proxy contest and reduction of professional service expenses, offset by professional service expenses related to the preliminary non-binding offer from NewQuest to acquire all of the Company’s outstanding ordinary shares not owned by the buyer consortium (the “Going Private Transaction”) and subsequent definitive merger agreement approved by the special committee in January 2014.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 37.5% to $3.0 million in the fourth quarter of 2013 compared to $4.8 million in the same period of 2012. Adjusted EBITDA margin decreased to 29% for the fourth quarter of 2013 compared to 39% in the same period of 2012.

On a continuing basis, Adjusted EBITDA decreased by 14.3%, or $0.5 million, to $3.0 million in the fourth quarter of 2013 from $3.5 million in the same period of 2012, and Adjusted EBITDA margin remained unchanged at 29%.

Interest Expenses, net

Net interest expenses were $4.5 million in the fourth quarter of 2013, compared to $6.7 million in the prior year period. The decrease was primarily due to a reduced balance on short term borrowings from third party individuals.

GAAP and Non-GAAP Net Loss

Net loss attributable to China Hydroelectric shareholders from continuing operations was $5.1 million in the fourth quarter of 2013, compared to $9.2 million in the same period of 2012 which excluded $1.1 million of net income attributable to China Hydroelectric shareholders from discontinued operations. The improvement is partially attributable to a decrease in the Company’s G&A expenses.

Non-GAAP net loss attributable to China Hydroelectric shareholders from continuing operations was $5.5 million, or $0.09 per diluted ADS, for the fourth quarter of 2013, compared to a net loss of $8.3 million, or $0.15 per diluted ADS in the prior year period. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Loss to Non-GAAP Net (Loss)/Income Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the fourth quarter of 2013 and 2012 per share calculations were 54.0 million and 54.0 million ADSs, representing 162.1 million and 162.0 million ordinary shares, respectively.

Twelve Months Ended December 31, 2013 Financial Highlights

Revenues

Revenues, net of value added taxes, from continuing operations, for 2013 were $74.5 million, a decrease of 12.8%, or $10.9 million, from $85.4 million for 2012. The decrease in revenue for 2013 was principally due to lower precipitation levels in all of the Company’s three main operating regions compared to 2012. The Company sold 1,534.3 million kWh from continuing operations for 2013, a decrease of 233.7 million kWh, or 13.2%, from 1,768.0 million kWh sold in 2012. The effective tariff was RMB 0.33/kWh for 2013, unchanged from the same period of 2012.

Cost of Revenues

Cost of revenues from continuing operations for 2013 was $35.4 million, as compared to $35.8 million for 2012. Cost of revenues in the twelve months ended December 31, 2013 decreased due to lower variable costs as a result of less favorable rainfall for 2012, offset by a $0.3 million increase in labor cost.

Gross Profit and Margin

Gross profit from continuing operations for 2013 decreased by 21.2% to $39.2 million, from $49.6 million in 2012. Gross margin for 2013 decreased to 53% compared to 58% in the same period of 2012, primarily due to decreased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

G&A expenses for 2013 decreased by 34.0% to $13.3 million, from $20.3 million for 2012. The decrease was primarily due to the closure of the U.S. office, one-time expenses in the fourth quarter of 2012 related to the proxy contest and reduction of professional service expenses, offset by professional service expenses related to the Going Private Transaction.

Assets impairment loss

We recorded an asset impairment loss of $3.5 million in the third quarter of 2013, primarily reflecting the estimated asset damages resulting from a severe flood in Sichuan province in July 2013 which damaged the tailrace concrete apron, spillway gates, power generation plant, auxiliary equipment and the 35KV substation of our Liyuan hydroelectric power project. The net asset impairment loss of $3.5 million also reflected the insurance recovery of $0.6 million we received in 2013. The company is still assessing the total asset loss caused by such flood and working with the insurance company to determine how much of the total loss can be recovered.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA decreased by 17.5% to $49.9 million in 2013 compared to $60.5 million in 2012. Adjusted EBITDA margin was 67% for 2013, unchanged from 2012. On a continuing basis, Adjusted EBITDA decreased by 7.2%, or $3.9 million, to $49.9 million in 2013 from $53.8 million in 2012. On a continuing basis, Adjusted EBITDA margin increased from 63% to 67% year over year.

Interest Expenses, net

Net interest expenses were $22.5 million in 2013, compared to $28.0 million in 2012. The decrease was primarily due to a decrease in the balance of third party borrowings in 2013.

GAAP and Non-GAAP Net (Loss)/Income

Net loss attributable to China Hydroelectric shareholders from continuing operations was $2.2 million in 2013 compared to $5.2 million in 2012, which excluded $3.9 million net income attributable to China Hydroelectric shareholders from discontinued operations.

Non-GAAP net income attributable to China Hydroelectric shareholders from continuing operations was $0.7 million, or $0.00 per diluted ADS, for 2013, compared to Non-GAAP net loss of $3.8 million, or $0.07 per diluted ADS, for 2012. For reconciliation between GAAP and non-GAAP earnings, see the table below entitled “GAAP Net Loss to Non-GAAP (Loss)/Income Reconciliation.”

Weighted average ADS used in 2013 and 2012 per share calculations were 54.0 million and 54.0 million ADSs, representing 162.1 million and 162.0 million ordinary shares, respectively.

Balance Sheet

The Company’s cash and cash equivalents (excluding restricted cash) were $14.2 million as of December 31, 2013, compared to $17.6 million as of September 30, 2013. Long-term bank loans were $250.1 million (including the current portion of long-term loans of $38.3 million) as of December 31, 2013, an increase from $238.5 million (including current portion of long-term loans of $37.2 million) as of September 30, 2013. Short-term loans as of December 31, 2013 were $12.0 million, a decrease of $2.4 million from $14.4 million as of September 30, 2013.

As of December 31, 2013, the Company’s working capital deficiency was $66.5 million. Up to the date of this release, the Company raised $52.2 million through borrowings from banks and other institutions. Investors should expect the Company to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects, as well as the nature of hydroelectric power projects to utilize a low level of working capital assets. The Company regularly raises funds through various means, such as new borrowings from banks and other non-financial institutions. New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects, and to refinance existing short-term loans into longer-term debt.

Legal Proceeding

In 2009, the Company entered into a capital injection agreement with Henan Lantian Group (“Lantian”) to acquire a certain equity interest in Henan Wuyue Storage Power Generation Co., Ltd. (“Wuyue”). The Company completed the first capital injection of RMB 32.5 million in 2010. Thereafter, the project has been largely at a standstill and the investment in Wuyue was written off as of December 31, 2011. In 2012, the Company initiated a negotiation with Lantian to terminate the original agreement. In May 2013, Lantian filed an arbitration claim against the Company at China International Economic and Trade Arbitration Commission (“CIETAC”) for the penalty of late capital injection in Wuyue, in a total amount of RMB25.74 million. The Company filed a counterclaim against Lantian at CIETAC for termination of the agreements between Lantian and the Company, no penalty of late capital injection and return of the Company’s capital injected in Wuyue. In September 2013, Lantian increased the penalty claim amount from RMB25.74 million to RMB38.2 million. The hearing was held on November 8, 2013. As of the date of this earning release, no ruling or award has been granted in respect of the claim. We expect CIETAC to deliver a ruling in relation to this proceeding during the second quarter, which will be final and binding to all parties.

In October 2013, twenty-four employees of Wuyue filed an arbitration claim against Wuyue. Lantian and the Company were named as joint respondents for unpaid salary and social security payment of RMB6.6 million. The claim was heard by the Henan Guangshan County Labour Arbitration Committee (“GCLAC”) in November 2013. On November 26, 2013, GCLAC delivered a ruling which (i) awarded RMB3.5 million to Wuyue for unpaid employee salary and social security up to November 30, 2013, and (ii) concluded that we shall not pay any salary or social security for the employees of Wuyue since November 30, 2013. On Feb 17, 2014, we paid RMB3.5 million to Wuyue in accordance with the ruling, which has been immediately allocated to the Wuyue employees.

Business Outlook

As of the date of this release, rainfall in the first quarter of 2014 has been lower than that of the same period in 2013. Fujian and Zhejiang, which are regions in which the Company receives higher tariffs, continue to experience average to slightly below average levels of precipitation. Please note that all precipitation updates are offered as of the date of this release, and may be materially different when actual precipitation results are reported.

Several of the Company’s projects located in Yunnan province have received tariff increases. The increases apply to electricity provided to the provincial grid companies and are effective January 1, 2014. The new tariff per kilowatt hour sold to the provincial grid companies is RMB0.1927 from June to October, RMB0.235 during May and November, and RMB0.282 from December to April. As of the filing date, the Company has not received any notice indicating a change to the tariffs received for electricity sold to non-provincial grid companies.

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific Time) / 9:00 am (Eastern Time) / 9:00 pm (Beijing/Hong Kong Time) on Tuesday, April 22, 2014 to discuss its fourth quarter and full year 2013 financial results and recent business activities. To access the live teleconference, please dial (U.S.) +1-888-466-4462 or (International) +1-719-457-2661, and enter pass code 8613792. This call is being webcast by ViaVid Communications and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=108477, or at ViaVid’s website at http://www.viavid.com.

A playback will be available through May 6, 2014, by dialing (U.S.) +1-877-870-5176 or (International) 1-858-384-5517and entering the pass code 8613792.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at: http://www.chinahydroelectric.com.

Cautionary Statements Regarding Liquidity

The management remains confident in the Company’s ability to secure capital in order to fund its liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed. In the event that the Company fails to raise funds sufficient to meet its liquidity needs, the Company may be forced to substantially curtail its operations or otherwise take measures that would materially and adversely affect its current operations and business prospects.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, the regulatory environment, the potential impact of flood damages to Liyuan project, and the business outlook. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2013 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income/ (loss) attributable to China Hydroelectric shareholders and adjusted EBITDA, which are non-GAAP financial measures. Non-GAAP net income/ (loss) attributable to China Hydroelectric shareholders for the fourth quarter and the twelve months ended December 31, 2013 and 2012 excludes the following non-cash charges: stock-based compensation expenses, exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Loss to Non-GAAP Net (Loss)/ Income Reconciliation.” Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, and change in fair value of warrant liabilities. For further details, see the table entitled “Net Loss to adjusted EBITDA reconciliation.” The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net Loss to Adjusted EBITDA Reconciliation” and “GAAP Net loss to Non-GAAP Net (Loss)/ Income Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

Statement Regarding Unaudited Financial Information

The financial information set forth in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell	James Hull
Investor Relations and Corporate Communications	Finance Manager
Phone (U.S.): +1 (646) 650-1351	Phone (China): +86-10-5963-6881
Email: ir@china-hydro.com	Email: james.hull@china-hydro.com

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ 000’s, except for share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Continuing Operations:
Revenues	10,052	12,375	74,517	85,388
Cost of revenues	(9,711)	(9,664)	(35,357)	(35,795)
Gross profit	341	2,711	39,160	49,593
Operating expenses
General and administrative expenses (including share-based compensation expenses of $211 and $166 for the twelve months ended December 31, 2013 and 2012, expenses of $33 and $59 for three months ended December 31, 2013 and 2012, respectively)	(3,474)	(6,391)	(13,258)	(20,348)
Assets impairment loss	(14)	—	(3,549)	—
Total operating expenses	(3,488)	(6,391)	(16,807)	(20,348)
Operating income/(loss)	(3,147)	(3,680)	22,353	29,245
Interest income	17	64	98	84
Interest expense	(4,550)	(6,733)	(22,568)	(28,070)
Changes in fair value of warrant liabilities	553	(43)	839	(399)
Exchange gain/(loss)	(128)	(40)	(41)	28
Other income, net	109	475	275	507
Income before income tax expenses	(7,146)	(9,957)	956	1,395
Income tax expense/(income)	1,741	708	(3,474)	(6,451)
Net loss from continuing operations	(5,405)	(9,249)	(2,518)	(5,056)

Net income from discontinued operations	—	1,137	—	3,907

Net loss	(5,405)	(8,112)	(2,518)	(1,149)

Less:
Net loss/(income) attributable to non-controlling interests	305	48	297	(94)

Net loss attributable to China Hydroelectric Corporation shareholders	(5,100)	(8,064)	(2,221)	(1,243)
- Continuing operations	(5,100)	(9,201)	(2,221)	(5,150)
- Discontinued operations	—	1,137	—	3,907

Other Comprehensive income/(loss), net of taxes
Foreign currency translation adjustments	3,388	2,004	12,395	(1,413)
Comprehensive income/(loss)	(2,017)	(6,075)	9,877	(2,529)
Less: comprehensive loss/(income) attributable to non-controlling interest	327	65	364	(85)
Comprehensive (loss)/income attributable to CHC shareholders	(1,690)	(6,010)	10,241	(2,614)

GAAP net loss per ADS — basic and diluted	(0.09)	(0.15)	(0.03)	(0.02)
From continuing operation	(0.09)	(0.17)	(0.03)	(0.09)
From discontinued operation	—	0.02	—	0.07

GAAP net loss per share — basic and diluted	(0.03)	(0.05)	(0.01)	(0.01)
From continuing operation	(0.03)	(0.06)	(0.01)	(0.03)
From discontinued operation	—	0.01	—	0.02

Weighted average American Depository Shares — basic	54,033,222	53,996,366	54,023,875	53,996,366
Weighted average ordinary shares — basic	162,099,665	161,989,097	162,071,626	161,989,097

Weighted average American Depository Shares — diluted	54,033,222	53,996,366	54,023,875	53,996,366
Weighted average ordinary shares — diluted	162,099,665	161,989,097	162,071,626	161,989,097

CHINA HYDROELECTRIC CORPORATION

GAAP NET LOSS TO NON-GAAP NET (LOSS) /INCOME RECONCILIATION

(In US$ 000’s)

	Three Months Ended		Twelve Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net loss attributable to CHC shareholders	(5,100)	(8,064)	(2,221)	(1,243)
Non-GAAP adjustments:
Exchange gain/(loss)	128	40	41	(28)
Stock based compensation expense(1)	33	59	211	166
Change in fair value of warrant liabilities(2)	(553)	43	(839)	399
Bad debt	—	792	—	792
Assets impairment loss	14	—	3,549	—
Non-GAAP net (loss)/income attributable to CHC shareholders	(5,478)	(7,130)	741	86

Less:
Net income attributable to CHC shareholders from discontinued operations	—	(1,137)	—	(3,907)
Non-GAAP net (loss)/income attributable to CHC shareholders from continuing operations	(5,478)	(8,267)	741	(3,821)

Non-GAAP net (loss)/income attributable to CHC shareholders per ADS — basic and diluted (3)	(0.09)	(0.13)	0.00	0.00
From continuing operation	(0.09	(0.15)	0.00	(0.07)
From discontinued operation	—	0.02	—	0.07
Non-GAAP net (loss)/income attributable to CHC shareholders per ordinary share — basic and diluted	(0.03)	(0.04)	0.00	0.00
From continuing operation	(0.03)	(0.05)	0.00	(0.02)
From discontinued operation	—	0.01	—	0.02

Weighted average American depository shares — basic	54,033,222	53,996,366	54,023,875	53,996,366
Weighted average ordinary shares — basic	162,099,665	161,989,097	162,071,626	161,989,097
Weighted average American Depository Shares — diluted	54,033,222	53,996,366	54,023,875	53,996,366
Weighted average ordinary shares — diluted	162,099,665	161,989,097	162,071,626	161,989,097

(1)   Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2)   Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)   The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4)   All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION

AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ 000’s)

	As of December 31,	As of December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	14,165	7,967
Restricted cash	—	5,171
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2013 and 2012)	3,741	5,772
Notes receivable	492	1,877
Deferred tax assets	1,994	1,659
Amounts due from related parties (net of allowance for doubtful accounts of US$1,379 and US$1,338 as of December 31, 2013 and 2012)	—	86
Prepayments and other current assets (net of provision for impairment allowances of US$1,608 and US$1,560 as of December 31, 2013 and 2012)	3,226	14,150
Total current assets	23,618	36,682

Non-current assets:
Property, plant and equipment, net	540,242	548,511
Land use right, net	48,962	48,640
Intangible assets, net	4,714	4,660
Goodwill	115,960	112,481
Deferred tax assets	1,526	1,329
Other non-current assets	2,220	2,013
Total non-current assets	713,624	717,634

TOTAL ASSETS	737,242	754,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,992	3,124
Short-term loans	11,973	21,676
Current portion of long-term loans	38,337	35,537
Amounts due to related parties	9,491	12,705
Accrued expenses and other current liabilities	28,072	43,825
Warrant liabilities	—	839
Deferred tax liabilities (current)	300	—
Total current liabilities	90,165	117,706

Non-current liabilities:
Long term loans	211,723	212,970
Deferred tax liabilities	24,720	24,345
Other non-current liabilities	8,005	6,780
Total non-current liabilities	244,448	244,095

TOTAL LIABILITIES	334,613	361,801

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2013 and 2012; 162,099,665 and 161,989,097 shares issued and outstanding as of December 31, 2013 and 2012)	162	162
Additional paid in capital	509,902	509,665
Accumulated other comprehensive income	54,059	41,597
Accumulated deficit	(161,693)	(159,472)
Total China Hydroelectric Corporation shareholders’ equity	402,430	391,952
Non-controlling interests	199	563
TOTAL SHAREHOLDER’S EQUITY	402,629	392,515

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	737,242	754,316

CHINA HYDROELECTRIC CORPORATION

NET LOSS TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Twelve Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net loss	(5,405)	(8,112)	(2,518)	(1,149)
Interest expenses, net	4,533	6,669	22,470	27,986
Other non-cash charges, including exchange gain, change in fair value of warrant liabilities, and stock-based compensation expense	(392)	142	(587)	537
Income tax expenses/(income)	(1,741)	(708)	3,474	6,451
Provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets	—	843	—	843
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	—	138	—	2,743
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,941	5,842	23,516	23,068
Assets impairment loss	14	—	3,549	—
EBITDA, as adjusted	2,950	4,814	49,904	60,479

	29%	39%	67%	67%

Less:
Income from discontinued operations	—	(1,137)	—	(3,907)
Interest expenses, income tax expense, depreciation and amortization related to discontinued operations	—	(138)	—	(2,743)
EBITDA, on a continuing basis, as adjusted	2,950	3,539	49,904	53,829

	29%	29%	67%	63%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

EBITDA margin, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$ 000’s)

	Twelve Months Ended
	December 31, 2013	December 31, 2012
Cash flows from operating activities:
Net loss	(2,518)	(1,149)
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	23,524	23,780
Deferred income taxes	(482)	(163)
Changes in fair value of warrant liabilities	(839)	399
Amortization of debt issuance costs	175	191
Authorization of government grant	(3)	(3)
Stock-based compensation expense	211	166
Loss from disposal of property, plant and equipment	45	508
Exchange gain/ (loss)	41	(28)
Asset impairment loss	3,549	—
Gain from disposal of discontinued operation	—	(2,767)
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	—	(462)
Provision for impairment allowance on prepayment and other current assets	—	843
Net pension cost recognized	—	33
Changes in operating assets and liabilities
Accounts receivable	2,175	(1,797)
Notes receivable	789	(1,874)
Prepayments and other current assets	(426)	(463)
Other non-current assets	(538)	779
Accounts payable	(1,084)	(345)
Amounts due to related parties	(1)	(2)
Other non-current liabilities	1,229	6,578
Accrued expenses and other current liabilities	(6,437)	(1,524)
Net cash provided by operating activities	19,410	22,700
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	—	(8,923)
Proceeds from the disposal of subsidiaries, net of tax	10,957	20,212
Acquisition of an intangible assets	(90)	—
Acquisition of property, plant and equipment	(1,087)	(7,091)
Proceeds from disposal of property, plant and equipment	26	35
Payment to contractors for construction projects	(450)	(6,931)
Proceeds from insurance claim	549	—
Loans to a related party	—	(86)
Net cash provided by/ (used in) investing activities	9,905	(2,784)
Cash flows from financing activities:
Exercised options	26	—
Proceeds from short-term loans	14,364	28,070
Proceeds from long-term loans	32,335	72,947
Proceeds from loans from related parties	2,034	572
Proceeds from loans from third parties	3,425	20,161
Payment of debt issuance cost	(194)	(704)
Repayment of loans from related parties	(5,585)	(69)
Repayment of loans from third parties	(13,313)	(38,136)
Repayment of short-term loans	(26,225)	(28,051)
Repayment of long-term loans	(36,544)	(69,986)
Restricted cash	5,249	(5,166)
Net cash used in financing activities	(24,428)	(20,362)
Net increase in cash and cash equivalents	4,887	(446)
Effect of changes in exchange rate on cash and cash equivalents	1,311	11
Cash and cash equivalents at the beginning of the period	7,967	8,402
Cash and cash equivalents at the end of the period	14,165	7,967